Mail Stop 4561


January 24, 2006

By U.S. Mail and Facsimile to 03-5620173

Yakov Cohen
Chief Financial Officer
Israel Bank of Agriculture Ltd.
P.O. Box 20107
Tel Aviv, Israel L3 61200

Re:	Israel Bank of Agriculture Ltd.
	Form 20-F for Fiscal Year Ended December 31, 2004
      Filed June 29, 2005
	File No. 002-41957

Dear Mr. Cohen:

      We have reviewed your response and amendment filed with the Commission on January 18, 2006, and have the following additional comments. Please provide us with the requested information so we may better understand your disclosure. Please be as detailed as necessary in your explanation. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Item 4: Information on the Company
B: Business Overview
1. We note your response to our prior comment 3. Despite the current status of the Bank, the Bank was subject to the reporting requirements of the Exchange Act of 1934 at December 31, 2004 and 2005. Please amend your December 31, 2004 Form 20-F filing and prepare your December 31, 2005 filing to meet the disclosure requirements of Exchange Act Industry Guide 3.

Report of Independent Registered Public Accounting Firm, page 2

2. We note your response to our prior comment 4. While we note your request for an exemption to the requirement to file the audit opinion issued over the audit of your subsidiary, so long as your auditor continues to refer to the subsidiary auditor in the audit opinion, you must continue to file that opinion. As such, please amend your
December 31, 2004 Form 20-F to include the audit opinion of the subsidiary`s auditor.

      Please amend your filing within 10 business days or tell us when you will provide us with an amendment. Please furnish a cover letter with your amendment that keys your amendment to our comments.
Detailed cover letters greatly facilitate our review. Please file your response on EDGAR. Prior to amending your filing, we suggest that you provide us drafts of your intended revisions of your disclosures. Please understand that we may have additional comments after reviewing your amendment.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3490 if you have questions regarding comments on the financial statements and related matters.


      Sincerely,



      Don Walker
Senior Assistant Chief Accountant



??

??

??

??

Yakov Cohen
Israel Bank of Agriculture Ltd.
January 24, 2006
Page 1